                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                      UNDER THE SECURITIES EXCHANGE OF 1934



                            PLY GEM INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                          Common Stock, $.25 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    72941610
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)



                             Lawrence D. Stuart, Jr.
                     Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of the Bidders)



                                    Copy to:
                               Michael D. Wortley
                             Vinson & Elkins L.L.P.
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                              Dallas, Texas  75201
--------------------------------------------------------------------------------



                                  July 29, 1997
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 39 Pages

CUSIP NO. 72941610


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Atrium/PG Acquisition Corp.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610



--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Atrium Acquisition Holdings Corp.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER

--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO, HC
--------------------------------------------------------------------------------


* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610



--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Atrium Corporation
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO, HC
--------------------------------------------------------------------------------


* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610



--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HM3 Coinvestors, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Texas
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------



* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610



--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hicks, Muse, Tate & Furst Equity Fund III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------



* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HM3/GP Partners, L.P..
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Texas
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------



* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Texas
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------



* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) or 2(f)                                                   [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Texas
--------------------------------------------------------------------------------
  7  SOLE VOTING POWER


--------------------------------------------------------------------------------
  8  SHARED VOTING POWER


--------------------------------------------------------------------------------
  9  SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10  SHARED DISPOSITIVE POWER

     6,234,603* shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,234,603* shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------



* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

CUSIP NO. 72941610


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas O. Hicks
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
  7   SOLE VOTING POWER


--------------------------------------------------------------------------------
  8   SHARED VOTING POWER


--------------------------------------------------------------------------------
  9   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER

      6,234,603* shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,234,603* shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------



* On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company") Nortek, Inc., a Delaware Corporation, NTK Sub, Inc., a Delaware Corporation and Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders granted Sub an option to purchase the 1,235,261 shares of Company's common stock, par value $.25 per share (the "Common Stock") currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders (the "Shares"). The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this Amended Schedule 13D.

                                 SCHEDULE  13D



ITEM 3.       SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       If the shares subject to the Stockholders Agreement (as hereinafter defined) are sold to Nortek, any necessary funding will be provided by Nortek. If Sub (as hereinafter defined) exercises its option, Sub will have to arrange for financing. Sub has not currently made any such financing arrangements.

       The Common Stock to which this Amended Schedule 13D relates was acquired pursuant to the Stockholders Agreement (as hereinafter defined) which is more fully described in response to Item 6 and filed as an exhibit hereto. The Stockholders Agreement is incorporated herein by reference.


ITEM 4.       PURPOSE OF THE TRANSACTION.

       The purpose of the acquisition of the Common Stock pursuant to the Stockholders Agreement is to resell such shares to an unaffiliated third party if the Option is exercised.

ITEM 5.       INTEREST IN SECURITIES OF ISSUER

       (a) As of the close of business on July 29, 1997, the each of the Reporting Persons may each be deemed to have beneficially owned 6,234,603 shares or 32.8 percent of the Common Stock by virtue of the terms of the Stockholders Agreement.

       (b) As of July 29, 1997, each of the Reporting Persons does not have shared power to vote or to direct the vote of any shares of the Company common stock, per value $.25 per share (the "COMMON STOCK"). On July 29, 1997, each of the Reporting Persons may be deemed to have shared power to dispose of or to direct the disposition of 6,234,603 shares of the Common Stock.

       (c) Until such time as Parent's option is exercised, each of the Stockholders (as hereinafter defined) will have the right to receive and the power to direct the receipt of any dividends on the Common Stock. Upon exercise of Parent's option under the Stockholders Agreement, the Stockholders will receive the proceeds from the sale of the such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

       On July 29, 1997, Atrium Acquisition Holdings Corp., a Delaware Corporation ("PARENT") Atrium/PG Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("SUB") entered into the First Amended Restated Stockholders Agreement dated July 24, 1997 (the "STOCKHOLDERS AGREEMENT") with the Ply Gem Industries, Inc., a Delaware corporation (the "COMPANY"), Nortek, Inc., a Delaware corporation ("NORTEK") and NTK Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Nortek ("NTK") and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "STOCKHOLDERS"). Pursuant to the terms of the Stockholders Agreement, each of the Stockholders will grant Sub a Purchase Option (as hereafter defined) and agrees to tender such shares in the offer as hereinafter defined.

       OPTIONS.

              (a) Each of the Stockholders grants to Sub an irrevocable option (each, a "Purchase Option" and collectively, the "Purchase Options") to purchase the number of shares set forth opposite such Stockholder's name on
Schedule I to the Stockholders Agreement ("Schedule I") hereto together with all of the shares (including any additional shares that may be issuable as a result of a "change of control") beneficially owned as determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 by such Stockholder as a result of the Stockholder's exercise of the options set forth opposite such Stockholder's name on Schedule II to the Stockholders Agreement ("Schedule II") (collectively, with the Shares described on Schedule I, the "Option Shares") at a purchase price per share equal $18.75 (the "PURCHASE PRICE"). Subject to the last sentence of this paragraph, each Purchase Option is currently exercisable in whole but not in part, and shall remain exercisable in whole but not in part until 5:00 p.m. (Dallas, Texas time) on the date which is 120 days after a Termination Event (the "OPTION PERIOD"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), required for the purchase by Sub of the Option Shares upon such exercise shall have expired or been waived, and (ii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Purchase Options pursuant to the Stockholders Agreement. Termination Event shall mean the first to occur of (i) the termination of the Nortek Agreement by any party thereto, (ii) the termination, withdrawal, abandonment or expiration of the Offer without the Shares of each Stockholder as set forth on Schedule I being accepted for purchase thereunder (collectively an "Offer Termination Event") or (iii) the material breach on the part of any party of any of their respective obligations. The Option Period shall be extended for the time period that any such preliminary injunction or order shall be in effect that otherwise prohibits the exercise of a Purchase Option. To exercise the Purchase Options, Sub shall send a written notice (the "Notice") to the Stockholders identifying the place and date (not less than one nor more than 20 business days from the date of the Notice) for the closing of such purchase. The Sub shall not exercise the Purchase Options prior to the occurrence of a Termination Event.

              (b) Upon receipt of the Notice to the extent not previously exercised, contemporaneously with the closing of the purchase of the Option Shares, each Stockholder shall exercise in full the Options set forth opposite such Stockholder's name on Schedule II. For convenience purposes, in connection with such exercise of the Options, each Stockholder hereby gives the Company irrevocable notice of the exercise of his Options effective contemporaneously with the closing of the purchase of the Option Shares pursuant to the Purchase Option and the Company hereby acknowledges the effectiveness of such exercise. Each Stockholder also hereby irrevocably instructs the Company to issue (and the Company hereby agrees to issue) the shares issuable upon such exercise in the name of Sub or its permitted assignee (and Sub or its permitted assignee shall be deemed the record owner thereof as of the date of such exercise so long as Sub or its permitted assignee timely tenders payment of the Purchase Price as provided herein) and Sub hereby agrees, on behalf of each Stockholder, to pay directly to the Company (by means of wire transfer or official bank check) such amount as may be necessary to fund the payment of the exercise price (without regard to any applicable withholding taxes) due and payable to the Company as a result of such exercise (with the aggregate amount of the Purchase Price due and payable to each Stockholder (or his designee) being reduced by the amount of any such payment made by Sub on behalf of such Stockholder and with the remaining amount of the Purchase Price otherwise due and payable to each Stockholder being paid directly to such Stockholder, as may be requested by the Company net of any applicable withholding taxes required to be paid to the Company, by means of wire transfer or official bank check). Such payments to the Company (including such requested withholding taxes) and the Stockholders shall be made contemporaneously with the exercise of the Purchase Options and the delivery of the Option Shares thereunder, provided, that as to any Stockholder subject to Section 16(a) of the Exchange Act, payment to such Stockholder of any portion of the Purchase Price will be deferred (if necessary to avoid Section 16(b) liability) until the first date such payment can be made without liability to such Stockholder under Section 16(b) of the Exchange Act, but shall be paid as soon as practicable thereafter.

              (c) In the event that Sub has purchased the Option Shares pursuant to the Purchase Options, and, within one year after the date of such purchase, the Sub or any affiliate thereof sells, transfers, exchanges or disposes of any of the Option Shares in a transaction with a non-affiliate of Sub (a "Disposition") then, within two business days after the closing of such Disposition, Sub shall tender and pay to each Stockholder, in immediately available funds, their respective pro-rata share (calculated based on the respective amount of the Option Shares purchased from each Stockholder pursuant to the Purchase Options) of 25% of the Net Profit realized by Sub in connection with such Disposition. As used in this paragraph, Net Profit shall mean an amount equal to (i) the excess, if any, of the gross amount realized by Sub from a Disposition over (ii) the aggregate Purchase Price paid with respect to the Option Shares subject to such Disposition, with such excess being reduced by the sum of (A) all reasonable out-of-pocket fees, costs and expenses incurred by Sub and its affiliates in connection with such Disposition (including, without limitation, all fees, costs and expenses of counsel) which in no event shall exceed 1% of such Net Profit, and (B) all customary brokerage fees and commissions, if any, incurred in connection with such Disposition.

              (d) In the event that within the Option Period a Stockholder sells, transfers, exchanges, cancels or disposes of any of his Option Shares or options in connection with or as a result of an Acquisition Proposal (an "Alternative Disposition") other than pursuant to the offer then, within two business days after the closing of such Alternative Disposition, such Stockholder shall tender and pay to Sub, in immediately available funds, its pro-rata share of 75% of the Net Profit realized by such Stockholder in connection with such Alternative Disposition. As used in this Paragraph, Net Profit shall mean (i) in the case of outstanding Option Shares, an amount equal to the excess, if any, of (A) the gross amount realized by such Stockholder from an Alternative Disposition of outstanding Option Shares, over (B) the product of (x) the number of such Option Shares subject to such Alternative Disposition, multiplied by (y) the Purchase Price and (ii) in the case of options, an amount equal to the excess, if any, of (A) the product of (x) the gross underlying per Share price otherwise paid in the Alternative Disposition and used in calculating the amount so realized by such Stockholder with respect to such options in connection with such Alternative Disposition, multiplied by
(y) the number of Option Shares subject to such options, over (B) the product of (x) the number of Option Shares subject to such options, multiplied by (y) the Purchase Price, with the aggregate of such excesses being reduced by the sum of (1) all reasonable out-of-pocket fees, costs and expenses incurred by such Stockholder in connection with such Alternative Disposition, (including, without limitation, all fees, costs and expenses of counsel, but excluding any withholding taxes) which in no event shall exceed 1% of such Net Profit, and
(2) all customary brokerage fees and commissions, if any, incurred in connection with such Alternative Disposition.

              (e) As may be requested by Sub subsequent to a Termination Event but prior to the expiration of the Option Period each Stockholder shall tender his Shares as set forth on Schedule I hereto pursuant to any tender offer being made (at a per Share price greater than the Purchase Price) in connection with an Acquisition Proposal.

              (f) The Purchase Options shall terminate in full upon the consummation of the transactions (including, the tendering of all payments to be made thereunder) contemplated by offer.

       THE NORTEK OFFER

       (a) Each Stockholder, severally and not jointly and severally, agrees to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the tender offered by Nortek (the "OFFER"), not later than one business day prior to the expiration date of the Offer pursuant to the Agreement and Plan of Merger (as such agreement may hereafter be amended, restated or renewed from time to time, the ("Nortek Agreement") and Rule 14d-2 under the Exchange Act, the number of Shares. Each party to the Stockholders Agreement acknowledges and agrees that NTK's obligation to accept for payment shares purchased pursuant to the Offer, including the shares tendered pursuant to the Stockholders Agreement, is subject to the terms and conditions of the Offer. The obligations of the Stockholders to tender the share shall terminate upon a Termination Event

       FINANCIAL ADVISORY AGREEMENT

       Pursuant to a Financial Advisory Agreement dated November 27, 1996 an affiliate of Fund III may receive an advisory fee of 1.5% of the "transaction value." The term "TRANSACTION VALUE" means the total value of the transaction, including without limitation, the aggregate amount of the funds required to complete the transaction (excluding any fees payable pursuant to the Financial Advisory Agreement), including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding).


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

99(1)  Stockholders Agreement attached thereto as an Exhibit.

99(2) Financial Advisory Agreement dated as of November 27, 1996 among Atrium , ACI and Hicks, Muse & Co. Partners, L.P.

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


                                   ATRIUM/PG ACQUISITION CORP.


                                   By:/s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title:Executive Vice President and Secretary
                                         ---------------------------------------

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997



                                   ATRIUM ACQUISITION HOLDINGS
                                   CORP.


                                   By: /s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title:Executive Vice President and Secretary
                                         ---------------------------------------


       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997



                                   ATRIUM CORPORATION


                                   By: /s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title: Executive Vice President
                                         ---------------------------------------

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


                                   HM3 COINVESTORS, L.P.

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                   By: /s/ Jeffry S. Fronterhouse
                                      ---------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------


       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


                                   HICKS, MUSE, TATE & FURST EQUITY
                                   FUND III, L.P.

                                   By:     HM3/GP Partners, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                   By: /s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


                                   HM3/GP PARTNERS, L.P.

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                   By: /s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------



       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


                                   HICKS, MUSE GP PARTNERS III, L.P.

                                   By:     Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                   By: /s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997



                                   HICKS, MUSE FUND III INCORPORATED


                                   By: /s/ Jeffry S. Fronterhouse
                                      ------------------------------------------
                                   Name: Jeffry S. Fronterhouse
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------


       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997



                                   /s/ Thomas O. Hicks
                                   ---------------------------------------------
                                   Thomas O. Hicks

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------

99(1)       Stockholders Agreement attached thereto as an Exhibit.

99(2) Financial Advisory Agreement dated as of November 27, 1996 among Atrium, ACI and Hicks, Muse & Co. Partners, L.P.